UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

2019 YEAR-END MANAGEMENT’S DISCUSSION & ANALYSIS AND YEAR-END FINANCIAL STATEMENTS

On February 12, 2020, Barrick Gold Corporation (“Barrick”) released unaudited financial statements in respect of its 2019 year-end and the Management’s Discussion and Analysis in respect thereof (furnished to the SEC on Form 6-K on February 13, 2020). In the final, audited financial statements, certain non-material reclassifications have been made between non-current and current liabilities on the balance sheet and between line items within operating cash flow on the statement of cash flows. The updated Management’s Discussion and Analysis and the final, audited financial statements which reflect these reclassifications are included in this report as Exhibit 99.1.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File No. 333-224560) and Form F-10 (File No. 333-230235).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: February 20, 2020	By:	/s/ Richie Haddock
	Name:	Richie Haddock
	Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Barrick Gold Corporation Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and the notes thereto as at and for the years ended December 31, 2019 and December 31, 2018 and Management’s Discussion and Analysis for the same periods.

99.2	Consent of PricewaterhouseCoopers LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document